EXHIBIT 99.1

Hydro's Oil and Gas activities to Merge With Statoil

OSLO, Norway, Dec. 18, 2006 (PRIME NEWSWIRE) -- The Board of Directors of Hydro and Statoil have agreed to recommend to their shareholders a merger of Hydro's oil and gas activities with Statoil, creating the world's largest offshore operator with a strengthened platform for future growth. The new company will have a combined production of 1.9 million barrels per day in 2007 and proven oil and gas reserves of 6.3 billion barrels of oil equivalents. Hydro will continue as a leading, focused global aluminium company.

"Both Hydro and Statoil have developed competence and technologies acknowledged to be among the best in the global energy industry. By combining forces, the new company will be a highly competent and financially strong Norwegian-based energy champion, well positioned to ensure continued domestic excellence and pursue international business opportunities for long-term growth," said Jan Reinas and Jannik Lindbaek, Chairmen of the Board of Directors of Hydro and Statoil, respectively, in a joint statement. "The industry faces an increasingly challenging international landscape. To merge now makes perfect sense."

Hydro's shareholders will hold 32.7 percent and Statoil's shareholders will hold 67.3 percent of the new company. Hydro's shareholders will receive 0.8622 shares in the new company for each Hydro share and continue as owners of Hydro. Statoil shareholders will maintain their holdings in the new company on a one-for-one basis. The Norwegian State will hold approximately 62.5 percent in the merged entity.

The proposed merger is subject to approval by the general meetings of the two companies as well as by regulatory authorities. The general meetings are expected to be held during second quarter 2007. Final closing is expected to be in the third quarter 2007. In the meantime, Hydro and Statoil will be managed as separate companies. A new name for the merged company will be selected as part of the integration process.

The boards propose that Eivind Reiten will become Chairman of the Board of the new company while Helge Lund is proposed as President and Chief Executive Officer.

The following Corporate Management Board members have been appointed to key positions in the new company:

Eldar Saetre (Chief Financial Officer), Tore Torvund (Exploration and Production Norway), Peter Mellbye (International Exploration and Production), Morten Ruud (Projects), Margareth OEvrum (Technology and New Energy), Rune Bjoernson (Natural Gas), Jon Arnt Jacobsen (Manufacturing and Marketing) and Hilde Merete Aasheim (Head of Group functions).

"The merger ensures long-term value creation for shareholders, continued development of competence and innovation and a further strengthening of Norway's role as a globally leading energy supplier," said Eivind Reiten, who remains President and Chief Executive Officer of Hydro, a focused global aluminium company well positioned for long-term growth.

"This is a historic milestone. The time is right for one strong Norwegian-based energy champion. We are creating a stronger and more competitive company. Combining the best of both organizations, we will significantly improve our competitive position internationally and promote long-term vitality of the Norwegian Continental Shelf," said Helge Lund, President and CEO of Statoil.

Key characteristics of the new company:

  -- Strengthened production and development portfolio - in Norway and internationally
  -- Presence in nearly 40 countries
  -- Extensive exploration program and acreage
  -- Proven technology and project execution skills
  -- World-class gas value chain
  -- Integrated refining and marketing, with substantial trading positions
  -- Commitment to renewable energy, carbon capture and sequestration

The business address of the merged entity will be in Stavanger. Group functions will be located in both Stavanger and Oslo, and the CEO will operate out of both locations. Main business areas and operations will be managed from Bergen, Oslo and Stavanger.

A dedicated team led by Hilde Merete Aasheim will be appointed to plan and execute an efficient integration process. There will be equal job opportunities for Hydro and Statoil employees in the new company.

Following the transaction, the new company will employ 31,000 people, of which about 5,000 from Hydro's Oil & Energy business area, Hydro IS Partner and other personnel supporting Hydro's current oil and gas activities. Hydro's hydropower and solar activities will remain with Hydro, as will Oil & Energy Projects personnel working on aluminium projects.

The recommended merger is driven by an ambition to grow in Norway and internationally. Personnel reductions in overlapping functions are expected to be limited and take place through internal replacement or natural turnover.

Transaction summary

The net interest-bearing debt of Hydro's oil and gas activities is assumed to be zero at the end of 2006. Statoil's net interest-bearing debt is expected to be approximately NOK 14 billion at the end of 2006. Hydro will propose a dividend per share for 2006 of NOK 5, in total approximately NOK 6.1 billion, subject to approval by Hydro's Annual General Meeting scheduled for 8 May 2007. This dividend is to be funded entirely by Hydro's oil and gas activities. Statoil will propose a dividend of NOK 9.12 per share for 2006, in total approximately NOK 19.7 billion, to its Annual General Meeting scheduled for 15 May 2007.

Hydro has repurchased 21,627,000 shares during 2006 in the market, corresponding to 96 percent of the current buyback authorization. These shares and the corresponding part of the Norwegian State's shares (16,871,506) will be proposed cancelled at an Extraordinary General Meeting in the second quarter of 2007 that will also decide on the proposed merger. The redemption of the Norwegian State's shares is expected to amount to approximately NOK 2.7 billion. Hydro's remaining treasury shares will not be eligible for receiving shares in Statoil.

During 2006, Statoil has repurchased 5,867,000 shares in the market, corresponding to 11.7 percent of the current buyback authorization. These shares and the corresponding part of the Norwegian State's shares (14,291,848) will be proposed cancelled at an Extraordinary General Meeting in the second quarter 2007 that will also decide on the merger.

Neither Hydro nor Statoil will undertake any further share buybacks until the transaction is closed in the fall of 2007. After the transaction, the merged company will have 3,188,647,100 shares outstanding, and Hydro will have 1,209,304,377 shares outstanding and 38,652,570 treasury shares.

It is the combined company's ambition to grow the ordinary cash dividend measured in NOK per share. Furthermore, it is the combined company's intention to return to its shareholders, through cash dividends and share repurchases, an amount in the range of 45 to 50 per cent of consolidated net income as determined in accordance with U.S. GAAP.

In any one year, however, the aggregate of the cash dividends and share repurchases may be higher or lower than 45 to 50 per cent of net income, depending on Statoil's evaluation of expected cash flow development, capital expenditure plans, financing requirements and appropriate financial flexibility.

There will be a press conference at 8:30 a.m. CET at Felix Conference Center, Aker Brygge in Oslo. Presentation material will be posted on www.hydro.com and www.statoil.com at that time.

 Conference call and webcast at 15:30 (CET) with Helge Lund,
 President and CEO of Statoil
 Eivind Reiten, President and CEO of Hydro
 Call in at +47 23000400 (international) or 80080119 (Norway)

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk, Regulation and Other Information - Risk Factors" on page 92 of Hydro's Annual Report and Form 20-F 2005 and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACTS:

Press contact
Contact Tor Steinum
Telephone +47 22532731
Cellular +47 95083933
E-mail Tor.Steinum@hydro.com

Press contact
Contact Cecilie Ditlev-Simonsen
Telephone +47 22532097
Cellular +47 41559250
E-mail Cecilie.Ditlev-Simonsen@hydro.com

Investor contact
Contact Stefan Solberg
Telephone +47 22533539
Cellular +47 91727528
E-mail Stefan.Solberg@hydro.com

Norsk Hydro ASA
Drammensveien 264
N-0240 Oslo
Norway
Telephone: +47 22 53 81 00
Fax: +47 22 53 27 25
www.hydro.com

Preliminary carve-out statements
http://hugin.info/106/R/1093774/193558.pdf